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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB Number:	3235-0058
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SEC FILE NUMBER
000-21074

CUSIP NUMBER
NOTIFICATION OF LATE FILING	184791 101

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2021 ☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Clearday, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

8800 Village Drive, Suite 106
Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78217
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X (a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company is in the process of preparing and reviewing the financial and other information for its Form 10-K report for the annual period ended December 31, 2021, and does not expect the report will be finalized for filing by the prescribed due date without unreasonable effort or expense. During this annual period, the Company completed a merger with Allied Integral United, Inc. that was described in the registration statement on Form S-4, as amended and supplemented Registration No. 333-256138 and on the Current Report on Form 8-K filed on September 10, 2021 (the “merger”) and the Company engaged a different firm as its independent registered public accounting firm, as reported on the Form 8-K filed on December 14, 2022, arising from the resignation of our prior independent registered public accounting firm as reported on the Form 8-K filed on December 3, 2022. The financial statements for this annual period require completion of the audit, which we expect to be completed shortly and allow us to file the Form 10-K in a timely manner. The Company needs additional time to complete its financial statements, as well as to have the audit report by its accountants, including its former accountants. The Company undertakes the responsibility to file such report no later than fifteen days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James T. Walesa	210	451-0839
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] NO [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has completed its merger (the “merger”) with Allied Integral United, Inc. (“AIU”) that was described in the registration statement (the “Merger Registration Statement”) on Form S-4, as amended and supplemented (Registration No. 333-256138), and on the Current Report on Form 8-K filed by the Company on September 10, 2021 and on the Quarterly Report on Form 10-Q for the September 30, 2021 (filed on November 19, 2021). AIU was the accounting acquiror in connection with the merger. Accordingly, the results of operations of the Company for the annual period ending December 31, 2021 will reflect substantially the results of operations of AIU, which are different from the results of operations of the business conducted by the Company prior to the merger.

The audited financial statements of AIU as of and for the period ending December 31, 2020 and 2019 and the unaudited condensed financial statements of AIU as of and for the period ending March 31, 2021 were included in the Merger Registration Statement filed by the Company on June 14, 2021. The Company has continued the business of AIU after the merger and expects the results of operations to be consistent with, and not have significant changes from, the operations of AIU.

Clearday, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2022	By:	/s/ James T. Walesa
		Name:	James T. Walesa
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).